



EASTMAIN

NEWS RELEASE

TSX Symbol: ER
July 10, 2008

Ruby Hill Project - Drilling Underway

Eastmain Resources Inc. (TSX:ER) announces that drilling is underway on its wholly-owned Ruby Hill Project. The project is located in the eastern portion of the Upper Eastmain River Greenstone belt approximately 325 km north-northeast of Chibougamau, Québec. Ruby Hill comprises two large claim blocks totaling 257 claims, which cover 13,545 hectares of potential Eastmain Mine series rock formations.

Drilling will test approximately 30 regional airborne geophysical targets, which coincide with a prospective geological marker horizon that has been traced from the Eastmain Mine property, where previous work defined a copper-gold deposit containing approximately 255,750 ounces of gold and 4.1 million pounds of copper (Campbell Resources 2004 Annual Report). These resources are historical and may not be NI43-101 compliant and should not be relied upon.

The near-term objective of the program is to explore for high-grade, gold-copper-silver (Au-Cu-Ag) contact-type ore similar to ores developed at the Eastmain Mine and mined at Detour Lake by Placer in the 1980's. Exploration will also target bulk-tonnage, lower-grade gold ore, similar to what is currently being delineated at Detour. Drilling will continue to the east towards the Mine property, where a number of high-priority targets will be tested later this year.

In 1969, Placer Dome Limited discovered the Eastmain Gold Mine, now owned by Eastmain Mines Inc., a wholly-owned subsidiary of the Corporation. Three distinct Au-Cu-Ag-bearing zones (A, B and C) were delineated when Placer drill-tested airborne geophysical anomalies. Previous drilling of the A zone included 13.44 g/t gold across 9.22 metres (hole 88-02) and 17.7 g/t gold, 25.1 g/t silver and 0.61% copper across 4.8 metres in hole 83-4. Drilling within the B Zone included 61.45 g/t gold across 8.95 metres in hole 88-45. VTEM surveys completed by Eastmain in 2006 clearly define these zones as well as a number of similar highly prospective anomalies on the Ruby Hill claim blocks.

Gold mineralization at the Eastmain Mine occurs within a siliceous, sulphide-bearing unit associated with komatiite at the contact between sediments and volcanic rocks. This very distinctive geologic marker horizon has been traced onto Ruby Hill claims and is key to the mine series rocks. Komatiite rocks are closely associated with gold mineralization in several major mining camps in Canada and Australia. Komatiites, which host the contact ore at Detour Lake, are also highly prospective for copper, nickel and platinum group metal (PGM) deposits.

"We are very excited to begin drilling at the Ruby Hill and Eastmain Mine Projects. This area has tremendous exploration potential and is located within a pro-mining and exploration district, ranked #1 in the world by the Fraser Institute" according to Dr. Don Robinson, President and CEO of Eastmain Resources Inc. A first-phase exploration drill budget of approximately $2 million has been allotted to the Eastmain Mine and Ruby Hill Projects for fiscal 2008.

Dr. Donald J. Robinson P.Geo, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has in excess of $20 Million in working capital and holds an interest in 12 projects within the district, including the Éléonore South property, where a new gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. Eastmain has a minimum budget of $4 million for gold exploration in Quebec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.



EASTMAIN

NEWS RELEASE

TSX Symbol: ER

July 31, 2008

Eau Claire Gold Deposit Drilling Underway Visible Gold in first 3 drill holes

Eastmain Resources Inc. (TSX:ER) announces that 2008 drilling is underway on its Eau Claire Gold Deposit located in James Bay, Northern Québec. The first three drill holes, ER08-113, ER08-114 and ER08115, have intersected **quartz-tourmaline veins with visible gold** at the west end of the 450 West Zone. Abundant visible gold, <1mm in size, was observed in four different veins from hole 115.

Over 10,000 metres of drilling, planned to expand measured resources at Eau Claire, will focus on delineating near-surface ounces, which might be extracted by open pit methods. The program includes approximately 100 large diameter HQ drill holes, which will focus on expanding the length and vertical extent of high-grade gold resources below and east of last year's definition drilling. See website for drill plan maps.

The 450 West Zone has been drilled for a length of 300 metres and to depths of up to 100 metres at 12.5- metre intervals. Current drilling will continue to test this area over a length of 600 metres to vertical depths of up to 300 metres. Definition drilling completed last year across the 450 West Zone at Eau Claire, confirms excellent continuity of multiple gold-bearing veins (D, G, H, I, P, JQ, R and S) defining a high-grade corridor, containing visible gold throughout the central part of the deposit. Gold-rich, quartz-tourmaline rock was intersected in 100 drill intervals, which contain an **average of 28.03 g/t gold or 0.82 ounces per ton** over 1.25 metres, and include **50 vein intervals** with an **average grade of 50.01 g/t or 1.46 ounces gold per ton** across 1.25 metres (June 12, 2008 news release). Based on these significant drill grades, revised resource calculations are expected to be higher than previously reported.

Metallurgical test-work on six tonnes of vein material taken from the 450 West Zone in 2007 is currently being completed by SGS Canada Ltd. In consultation with its new Geometallurgical Group, Eastmain and SGS will generate a preliminary mine design and determine an optimal flow-sheet circuit for the processing of ores from Eau Claire.

Dr. Donald J. Robinson P.Geo, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has in excess of $22.5 Million in working capital and holds an interest in 12 projects within the district, including the Éléonore South property, where a gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. Eastmain has a minimum budget of $4 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

Eau Claire Gold Deposit – Drill Plan


Nad 27 Zone 18

NI 43-101 Resource
310,000 ounces Indicated
1,029,332 tonnes @ 9.5 g/t Au
680,000 ounces Inferred
3,049,660 tonnes @ 7 g/t Au
Key Trend
2007
Drill Area
2008
Drill Area
C87-06
497 g/t Au 2m
500 mN
0 mN
-500 mN
-1000 mN
-1000 mE
-500 mE
0 mE
500 mE
1000 mE
0
300
metres
ER06-52
ER06-53
ER06-54, 55
ER06-56
ER06-57
ER06-58
ER06-59
ER04-51
ER03-32
V12



Eau Claire Gold Deposit - 450 West Zone - 2008 Drilling
N
600 E
500 E
400 E
100N
000N
ER07-75
ER07-76
ER07-77
ER07-65
ER07-69
ER07-74
ER07-81
SQ97-26
SQ99-45
SQ99-46
ER07-68
ER07-85
ER07-89
ER07-93
ER07-97
ER07-64
ER07-73
ER07-80
ER07-84
ER07-88
ER07-92
ER07-96
ER07-101
ER07-102
ER07-61
ER07-63
ER07-67
ER07-72
SQ00-57
SQ00-59
SQ00-61
ER07-79
SQ00-70
SQ00-69
SQ00-68
WM8
ER07-83
ER07-87
ER07-91
ER07-95
ER07-99
ER07-104
ER07-106
SQ00-74
SQ00-67
SQ00-65
SQ00-88
ER07-60
ER07-62
ER07-66
ER07-71
ER07-98
SQ00-87
SQ00-58
SQ00-60
ER07-70
ER07-78
SQ00-75
SQ00-66
ER07-82
ER07-86
ER07-100
ER07-105
ER07-107
SQ00-73
ER07-90
ER07-103
ER07-94
SQ00-72
ER08-115
ER08-114
ER08-113
SQ98-32
SQ97-30
SQ99-47
ER07-108
ER07-110
ER07-109
25 m
2008 Proposed Dril hole
2007 Dril hole with Visible Gold
LEGEND
Sediments
Mafic Volcanics
Alteration Zone (Schist)
Gold-quartz-tourmaline vein
March 2008
Eastmain Resources Inc.

Eau Claire Gold Deposit - 2008 Drill Plan



600W
500W
400W
300W
200W
100W
100N
BLO
100S
200S
450 West Zone
2007 Drill Area
ER08-113
ER08-114
ER08-115
ER08-116
END
Clearwater Project
Eau Claire Gold Deposit
2008 Drill Hole
Plan Map
July 2008
Drill hole collar
2007 Drill hole
2008 Proposed Drill hole
500 m
Eastmain Resources Inc.